FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2024

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company

CNPJ/MF 47.508.411/0001-56

NIRE 35.300.089.901

Final Voting Statement – Detailed Version

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”) discloses to its shareholders and the market in general, according to article 48, §6th, comma II, of CVM Resolution No. 81/22 the final voting statement – detailed version (Single Annex) of the Extraordinary Shareholders Meeting held on May 13th, 2024.

São Paulo, May 17th 2024.

Rafael Sirotsky Russowsky

Vice President of Finance and Investor Relations Officer of GPA

Single Annex

Final Voting Statement – Detailed Version

Extraordinary General Shareholders’ Meeting – 05/13/2024 at 2.00 p.m.

  Amendment of Article 4 of the Company's Bylaws to reflect the capital increases approved at the Meetings of the Board of Directors held on March 13, 2024 and on March 29, 2024.

CNPJ/CPF	Shares	Approve	Reject	Abstain
	200,831,230	200,671,529	104,875	54,826
05710	100,200,831	100,200,831	0	0
54232	980,695	980,695	0	0
05501	11,562,986	11,403,285	104,875	54,826
07096	7,415	7,415	0	0
06069	10,186	10,186	0	0
07686	1,665	1,665	0	0
18138	4,622	4,622	0	0
19388	12,271	12,271	0	0
03370	93,061	93,061	0	0
10263	55,930	55,930	0	0
04751	30,700	30,700	0	0
41867	1,800	1,800	0	0
30419	96,664	96,664	0	0
21407	314,354	314,354	0	0
11184	2,308	2,308	0	0
12984	6,930	6,930	0	0
34803	173,614	173,614	0	0
42282	11,250,000	11,250,000	0	0
10266	2,200	2,200	0	0
41710	67,242	67,242	0	0
21464	749,220	749,220	0	0
53003	6,181,300	6,181,300	0	0
07496	81,416	81,416	0	0
10205	433	433	0	0
23442	65,483	65,483	0	0
26611	67,796	67,796	0	0
26301	7,300	7,300	0	0
19194	45,847	45,847	0	0
28723	1,300	1,300	0	0

23847	231,785	231,785	0	0
07506	101,461	101,461	0	0
09299	30,099,494	30,099,494	0	0
17232	24	24	0	0
17911	200	200	0	0
07496	1,813,695	1,813,695	0	0
08731	12,933	12,933	0	0
08731	23,912	23,912	0	0
37539	444,201	444,201	0	0
10346	1,550,141	1,550,141	0	0
37895	1,022,519	1,022,519	0	0
11098	1,092,732	1,092,732	0	0
44832	1,226,689	1,226,689	0	0
32318	603,019	603,019	0	0
05479	3,932	3,932	0	0
24367	1,189,240	1,189,240	0	0
24830	3,303,528	3,303,528	0	0
26206	1,301,835	1,301,835	0	0
05839	4,500	4,500	0	0
09349	230,353	230,353	0	0
07208	24,618	24,618	0	0
18550	11,200	11,200	0	0
12068	15,516,171	15,516,171	0	0
11410	308,700	308,700	0	0
07247	12,118	12,118	0	0
29322	3,342,791	3,342,791	0	0
31240	41,379	41,379	0	0
32329	120,357	120,357	0	0
35693	1,737,563	1,737,563	0	0
47705	1,088	1,088	0	0
41199	362	362	0	0
37113	24,500	24,500	0	0
26311	3,811	3,811	0	0
97540	3,240,254	3,240,254	0	0
09559	114,556	114,556	0	0

  Amendment of items (l), (m) and (o) of article 17 of the Company's Bylaws, to adjust the powers of the Board of Directors.

CNPJ/CPF	Shares	Approve	Reject	Abstain
	200,831,230	187,748,709	7,041,896	6,040,625
05710	100,200,831	100,200,831	0	0
54232	980,695	980,695	0	0
05501	11,562,986	11,417,528	111,376	34,082
07096	7,415	7,415	0	0
06069	10,186	10,186	0	0
07686	1,665	1,665	0	0
18138	4,622	4,622	0	0
19388	12,271	12,271	0	0
03370	93,061	93,061	0	0
10263	55,930	55,930	0	0
04751	30,700	30,700	0	0
41867	1,800	1,800	0	0
30419	96,664	96,664	0	0
21407	314,354	314,354	0	0
11184	2,308	2,308	0	0
12984	6,930	6,930	0	0
34803	173,614	173,614	0	0
42282	11,250,000	11,250,000	0	0
10266	2,200	2,200	0	0
41710	67,242	0	0	67,242
21464	749,220	0	749,220	0
53003	6,181,300	0	6,181,300	0
07496	81,416	81,416	0	0
10205	433	433	0	0
23442	65,483	65,483	0	0
26611	67,796	67,796	0	0
26301	7,300	7,300	0	0
19194	45,847	45,847	0	0
28723	1,300	1,300	0	0
23847	231,785	231,785	0	0
07506	101,461	101,461	0	0
09299	30,099,494	30,099,494	0	0
17232	24	24	0	0
17911	200	200	0	0
07496	1,813,695	1,813,695	0	0

08731	12,933	12,933	0	0
08731	23,912	23,912	0	0
37539	444,201	0	0	444,201
10346	1,550,141	0	0	1,550,141
37895	1,022,519	0	0	1,022,519
11098	1,092,732	0	0	1,092,732
44832	1,226,689	0	0	1,226,689
32318	603,019	0	0	603,019
05479	3,932	3,932	0	0
24367	1,189,240	1,189,240	0	0
24830	3,303,528	3,303,528	0	0
26206	1,301,835	1,301,835	0	0
05839	4,500	4,500	0	0
09349	230,353	230,353	0	0
07208	24,618	24,618	0	0
18550	11,200	11,200	0	0
12068	15,516,171	15,516,171	0	0
11410	308,700	308,700	0	0
07247	12,118	12,118	0	0
29322	3,342,791	3,342,791	0	0
31240	41,379	41,379	0	0
32329	120,357	120,357	0	0
35693	1,737,563	1,737,563	0	0
47705	1,088	1,088	0	0
41199	362	362	0	0
37113	24,500	24,500	0	0
26311	3,811	3,811	0	0
97540	3,240,254	3,240,254	0	0
09559	114,556	114,556	0	0

  Approval of the consolidation of the Company's Bylaws in order to incorporate the above amendments.

CNPJ/CPF	Shares	Approve	Reject	Abstain
	200,831,230	193,776,350	7,030,570	24,310
05710	100,200,831	100,200,831	0	0
54232	980,695	980,695	0	0
05501	11,562,986	11,438,626	100,050	24,310
07096	7,415	7,415	0	0
06069	10,186	10,186	0	0
07686	1,665	1,665	0	0
18138	4,622	4,622	0	0
19388	12,271	12,271	0	0
03370	93,061	93,061	0	0
10263	55,930	55,930	0	0
04751	30,700	30,700	0	0
41867	1,800	1,800	0	0
30419	96,664	96,664	0	0
21407	314,354	314,354	0	0
11184	2,308	2,308	0	0
12984	6,930	6,930	0	0
34803	173,614	173,614	0	0
42282	11,250,000	11,250,000	0	0
10266	2,200	2,200	0	0
41710	67,242	67,242	0	0
21464	749,220	0	749,220	0
53003	6,181,300	0	6,181,300	0
07496	81,416	81,416	0	0
10205	433	433	0	0
23442	65,483	65,483	0	0
26611	67,796	67,796	0	0
26301	7,300	7,300	0	0
19194	45,847	45,847	0	0
28723	1,300	1,300	0	0
23847	231,785	231,785	0	0
07506	101,461	101,461	0	0
09299	30,099,494	30,099,494	0	0
17232	24	24	0	0
17911	200	200	0	0
07496	1,813,695	1,813,695	0	0

08731	12,933	12,933	0	0
08731	23,912	23,912	0	0
37539	444,201	444,201	0	0
10346	1,550,141	1,550,141	0	0
37895	1,022,519	1,022,519	0	0
11098	1,092,732	1,092,732	0	0
44832	1,226,689	1,226,689	0	0
32318	603,019	603,019	0	0
05479	3,932	3,932	0	0
24367	1,189,240	1,189,240	0	0
24830	3,303,528	3,303,528	0	0
26206	1,301,835	1,301,835	0	0
05839	4,500	4,500	0	0
09349	230,353	230,353	0	0
07208	24,618	24,618	0	0
18550	11,200	11,200	0	0
12068	15,516,171	15,516,171	0	0
11410	308,700	308,700	0	0
07247	12,118	12,118	0	0
29322	3,342,791	3,342,791	0	0
31240	41,379	41,379	0	0
32329	120,357	120,357	0	0
35693	1,737,563	1,737,563	0	0
47705	1,088	1,088	0	0
41199	362	362	0	0
37113	24,500	24,500	0	0
26311	3,811	3,811	0	0
97540	3,240,254	3,240,254	0	0
09559	114,556	114,556	0	0

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 17, 2024	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.